FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
ANNUAL REPORT

of

JAPAN FINANCE CORPORATION
FOR MUNICIPAL ENTERPRISES
(Name of Registrant)

Date of end of last fiscal year: March 31, 2002

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Stephen A. Grant
Sullivan & Cromwell
125 Broad Street
New York, New York 10004

* The registrant is filing annual report on a voluntary basis.

     In connection with the offer, issuance and sale by Japan Finance Corporation for Municipal Enterprises (“JFM”) of its 1.55% Japanese Yen Guaranteed Bonds Due February 21, 2012 (the “Securities”), the undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2002 (the “Annual Report”) as follows:

1.     The following additional exhibits are hereby added to the Annual Report:

Exhibit
Number		Description

5.	A.	Opinion, including consent and address, of Nagashima Ohno & Tsunematsu, Japanese counsel to JFM and Japan, in respect of the validity of the Securities

	B.	The names and addresses of the Underwriters of the Securities

	C.	Underwriting Agreement, dated November 27, 2002, relating to the Securities and guarantee thereof

	D.	Fiscal Agency Agreement, dated as of November 27, 2002, relating to the Securities and guarantee thereof (with the forms of Security and guarantee attached)

	E.	Schedule of expenses incurred or borne by or for the account of JFM in connection with the sale of the Securities

SIGNATURE
EXHIBIT INDEX
Opinion of Nagashima Ohno & Tsunematsu
Names and Addresses of the Underwriters
Underwriting Agreement
Fiscal Agency Agreement
Schedule of Expenses Incurred

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan on the 27th day of November, 2002.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES

By:	/s/ Michihiko Urakami Michihiko Urakami Executive Director

EXHIBIT INDEX

Exhibit
Number	Description

5. A.	Opinion, including consent and address, of Nagashima Ohno & Tsunematsu, Japanese counsel to JFM and Japan, in respect of the validity of the Securities

B.	The names and addresses of the Underwriters of the Securities

C.	Underwriting Agreement, dated November 27, 2002, relating to the Securities and guarantee thereof

D.	Fiscal Agency Agreement, dated as of November 27, 2002, relating to the Securities and guarantee thereof (with the forms of Security and guarantee attached)

E.	Schedule of expenses incurred or borne by or for the account of JFM in connection with the sale of the Securities